December 31, 2014

Via EDGAR

Lisa M. Kohl

Attorney-Adviser

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:                             Cubist Pharmaceuticals, Inc.

Schedule 14D-9

Filed December 19, 2014

File No. 5-47321

Dear Ms. Kohl and Mr. Panos:

Cubist Pharmaceuticals, Inc. (the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 30, 2014, with regards to the Company’s Schedule 14D-9, as amended, filed with the Commission on December 19, 2014 (the “Schedule 14D-9”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  The headings and pages referenced correspond to the headings and page numbers in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board, page 19

COMMENT NO. 1:

We note the “factors” the Board considered. Please revise to clarify the reasons for making their recommendation. See Item 1012(b) of Regulation M-A.

RESPONSE:

In accordance with the Staff’s comment, the disclosure in this section has been revised to clarify the Company Board of Director’s reasons for making its recommendation.

*      *      *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (781) 860-1480 or thomas.desrosier@cubist.com if you have any questions.

Sincerely,

/s/ Thomas J. DesRosier
Thomas J. DesRosier
Executive Vice President, Chief Legal and Administrative Officer

Cc:                             Robert J. Perez, President and Chief Operating Officer

Christopher D. Comeau, Ropes & Gray LLP

Paul M. Kinsella, Ropes & Gray LLP